Exhbit 3.1
                    AMENDMENT TO CERTIFICATE OF INCORPORATION
                         OF THE ENCHANTED VILLAGE, INC.

     The Enchanted Village, Inc. (the "Corporation"), pursuant to the requirements of Section 242 of the General Corporation Law of the State of Delaware, as amended, hereby adopts this Amendment to its Certificate of Incorporation.

       WHEREAS, the Amendment to the Certificate of Incorporation set forth below was adopted by a resolution by the Corporation's Board of Directors and submitted to the Corporation's stockholders for their written consent and approval in accordance with the requirements of Sections 228 and 242 of the General Corporation Law of Delaware; and

       WHEREAS, the number of shares of common stock issued, outstanding and entitled to vote with respect to the respect to the foregoing amendments was 10,668,333 and in accordance with Sections 228 and 242 of the General Corporation Law of Delaware, the holders of 5,440,050 shares of common stock consented in writing to the amendments to the Corporation's Certificate of Incorporation; and

       WHEREAS, the number of shares of preferred stock issued, outstanding and entitled to vote with respect to the respect to the foregoing amendments was 300,000 and in accordance with Sections 228 and 242 of the General Corporation Law of Delaware, the holders of 200,375 shares of preferred stock consented in writing to the amendments to the Corporation's Certificate of Incorporation; and

       WHEREAS, the Corporation has given written notice to nonconsenting stockholders in accordance with Section 228 of the General Corporation Law of
Delaware:

         NOW, THEREFORE, in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware, the provisions of the Article Fourth of the Corporation's Certificate of Incorporation are hereby amended to read in their entirety as follows:

ARTICLE FOURTH
NUMBER OF SHARES THE CORPORATION IS AUTHORIZED TO ISSUE

4.1 Capital Stock. The total number of shares of capital stock which the Corporation shall have authority to issue is Fifty-Five Million (55,000,000) shares which shall be subdivided into classes as follows:

           (a) Fifty Million (50,000,000) shares of the Corporation's capital stock shall be denominated as Common Stock, have a par value of $0.002 per share, and enjoy the rights and powers generally accorded to common stockholders under the General Corporation Law of Delaware.

(b) Five Million (5,000,000) shares of the Corporation's authorized capital stock shall be denominated as Preferred Stock, par value of $0.002 per share. Shares of Preferred Stock may be issued from time to time in one or more series as the Board of Directors, by resolution or resolutions, may from time to time determine, each of said series to be distinctively designated. The voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, if any, of each such series of Preferred Stock may differ from those of any and all other series of Preferred Stock at any time outstanding, and the Board of Directors is expressly granted authority to fix or alter, by resolution or resolutions, the designation, number, voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof, of each such series of Preferred Stock.

4.2 Reclassification of Outstanding Securities. Effective at 12:01 a.m. EST on March 10, 2003:

(a) The Four Million, Four Hundred Twenty-Eight Thousand, Six Hundred and Sixteen (4,428,616) issued and outstanding shares of the Corporation's $0.002 par value Class A Common Stock shall be reclassified as Four Million, Four Hundred Twenty-Eight Thousand, Six Hundred and Sixteen (4,428,616) shares of the $0.002 par value common stock of the Corporation without any further action by the holders of such shares.

(b) The Three Hundred Thousand (300,000) issued and outstanding shares of the Corporation's Convertible Series A $25 Preferred Stock shall be reclassified as Twelve Million, Three Hundred Fifteen Thousand (12,315,000) shares of the $0.002 par value common stock of the Corporation without any further action by the holders of such shares.

(c) Upon completion of the reclassifications, the total issued and outstanding capital stock of the Corporation shall consist of Twenty-Seven Million, Four Hundred Eleven Thousand, Nine Hundred and Forty-Nine (27,411,949) shares of $0.002 par value Common Stock.

(d) Following the effective date of the foregoing reclassification, until surrendered for cancellation and issuance of a replacement certificate, each certificate evidencing shares of common stock or preferred stock outstanding prior to such reclassification of shares shall after the effective date of such reclassification of shares evidence the number of shares of common stock, $0.002 par value, into which such shares have been reclassified. For purposes of determining the number of whole shares of common stock to which a stockholder is entitled to receive as a result of such reclassification, all shares of common or preferred stock held by such stockholder, whether evidenced by one or more certificates, shall be aggregated.

4.3      Implementation of Reverse Split. Effective at 12:01 a.m.
         EST on March 10, 2003:

(a) The Twenty-Seven Million, Four Hundred Eleven Thousand, Nine Hundred and Forty-Nine (27,411,949) issued and outstanding shares of the Corporation's $0.002 par value common stock shall be combined or "reverse split" into a lesser number of shares in the ratio of one (1) share of $0.002 par value common stock for every Four Thousand (4,000) shares held by a stockholder immediately prior to the effective time set forth above for the reverse split.

(b) No fractional shares of shall be issued in connection with the reverse split and any fractional shares resulting from the reverse split shall be rounded to the next whole share.

(c) Upon completion of the reverse split, the total issued and outstanding capital stock of the Corporation shall consist of Seven Thousand, Seven Hundred and Twenty-Five (7,725) shares of $0.002 par value Common Stock, more or less.

(d) Following the effective date of the foregoing reverse split of shares of common stock, until surrendered for cancellation and issuance of a replacement certificate, each certificate evidencing shares of common stock prior to such reclassification and combination of shares shall after the effective date of such reclassification and combination of shares evidence the number of shares into which such shares have been reclassified and combined. For purposes of determining the number of whole shares of common stock to which a stockholder is entitled to receive as a result of rounding up, all shares of common stock held by such stockholder, whether evidenced by one or more certificates, shall be aggregated.

         IN WITNESS WHEREOF, The Enchanted Village, Inc. has caused this Certificate of Amendment to be signed by Sally A. Fonner, its president, and Cecil Y. Banhan, its Assistant Secretary, this 7th day of March 2003.

THE ENCHANTED VILLAGE, INC.                          ATTEST

           /s/                                           /s/
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SALLY A. FONNER                                   CECIL Y. BANHAN
PRESIDENT                                         ASSISTANT SECRETARY